Form 10-K405, Exhibit 13
period 1996-12-31
STANT CORP
filed 1997-03-27
CIK 906523

Exhibit Number 13


             1996 Annual Report to Stockholders, pages 20 through 47

Mangement's Review of Operations
and Financial Conditions

OVERVIEW
Many of the statements in Management's Review of Operations and Financial Condition are 'forward-looking statements' which set forth management's current expectations with respect to present or future trends or factors affecting the operations, markets and products of Stant Corporation and its consolidated subsidiaries (the 'Company'). These statements involve certain risks and uncertainties and could be subject to change based on a variety of market, industry and competitive factors discussed more fully under Item 1 Business - in the Company's report on Form 10-K for the year ended December 31, 1996.

Industry - The Company's products are sold primarily to the automotive parts industry, either for use as original equipment by automobile manufacturers ('OEMs') or as replacement parts in the automotive aftermarket (the 'aftermarket'). The Company also sells products to the industrial market for use in the hardware, marine, appliance, construction and aviation industries. Consolidated sales in 1996 include 50% sold to the original equipment market (the 'OE market'), 44% to the aftermarket and 6% to the industrial market. In the OE market, the Company serves as either a direct (tier one) or as an indirect (tier two) supplier. In the aftermarket, the Company's products reach the consumer through a number of distribution channels, including automotive specialty retail stores, mass merchandisers, service departments of the OEMs, traditional service stations, warehouse distributors and jobbers.
     In the OE market, North American combined production of cars and light trucks was relatively flat for 1996, following a 2% drop in 1995 from the 1994 level. Expectations are that in 1997, the combined production level may be slightly higher. Many OEMs have adopted a strategy of reducing the number of suppliers with whom they deal and requiring their remaining suppliers to assume additional responsibility for upfront product design, engineering and project management services. To determine the suppliers with whom they will continue to deal, the OEMs have tightened supplier standards and stated they will give a preference to suppliers who can serve them on a global basis. These actions by the OEMs have and will continue to reduce the number of tier one suppliers, and may lead to consolidation among suppliers. Today, most systems and many components are sole sourced by the OEMs. Competitive price bidding is the exception, with most awards of original equipment business being made against target prices established by the OEM's platform team.
     The aftermarket rebounded in 1996 after experiencing one of its worst years in decades in 1995. The reduction in aftermarket demand in 1995 compared with 1994 resulted from several measurable factors, such as the fact that the winter of 1993/1994 was severe while the winter of 1994/1995 was mild and the economy was slower in 1995 than it was in 1994, as well as less measurable factors such as a continuing improvement in the quality and a lengthening of the service life of OE parts. Demand in the aftermarket improved in 1996, due in part to more normal weather during the winter of 1995/1996 and a return to normalized inventory levels. The mild winter of 1994/1995 resulted in higher than normal customer inventories throughout most of 1995. Intense competition, which placed pressure on the Company's margins in 1995 as well as on the margins of its aftermarket customers (leading to credit difficulties for certain customers), continued in 1996 and is contributing to the trend of consolidation of aftermarket distribution channels.

Acquisitions - In late 1996, the Company purchased certain assets and the rights to sell LubriMatic brand lubricating greases and oils ('Lubrimatic') and certain related lubrication equipment. While the acquisition did not have a material effect on the Company's financial results for 1996, it is expected that this acquisition will contribute approximately $30 million in revenue during 1997. In late 1994, the Company completed two acquisitions that had a significant impact on the Company's financial results for 1995 as compared with 1994. On September 1, 1994, the Company purchased FEDCO Automotive Components Company, Inc. ('Fedco'), a manufacturer and distributor of automotive heaters, principally for the aftermarket. On December 13, 1994, the Company purchased Trico Products Corporation ('Trico'), a global manufacturer of automotive windshield wiping systems and windshield wiper blades and refills, primarily to the OE market. With the acquisition of Trico, the Company added operations in the United Kingdom, Australia and Argentina, which are herein described as 'foreign entities'. Primarily as a result of the acquisition of Trico, the percentage of the Company's consolidated net sales derived from the OE market increased to 50% in 1996 and 1995 from 26% in 1994.

Financial - The Company recorded record sales and earnings in 1996, as increased sales volume in all markets, coupled with continued emphasis on cost reduction programs, efficient utilization of manufacturing facilities and effective asset management, produced sales growth, improved margins and strong cash generation. The resulting cash flow allowed for debt reductions and reduced interest expense, in spite of increased capital expenditures and the Lubrimatic acquisition. For the year ended December 31, 1996 ('1996'), net sales were $657.1 million, an increase of $44.7 million, or 7%, from the $612.4 million reported for the year ended December 31, 1995 ('1995'). Net income increased 46% to $21.4 million in 1996, compared with $14.7 million in 1995. Income per share of $1.28 ($1.26 on a fully-diluted basis) also increased 46% from $.88 in 1995. Net income in 1995 included a restructuring charge of $.05 per share ($.9 million net of tax) related to the consolidation of two of its operations.

A Look Ahead - Although 1996 showed significant improvement in relation to a depressed 1995, the Company believes that major opportunities exist which should enable the Company to strengthen its businesses and improve its profitability. In North America, the Company maintains a strong market share for a number of products both with the OEMs and in the aftermarket. However, the Company's foreign operations currently account for a very small percentage of revenues and management will strive to increase the Company's international business significantly. To date, the Company has attacked the cost structure of its various acquisitions on an individual basis, but will now focus on integrating its manufacturing capabilities. In rationalizing the entire business, the Company will continue to seek cost reduction opportunities, synergy of operations, capacity realignments and future acquisitions to complement its core areas. Significant projects are also underway (and there will be more during the course of the year) directed at cost savings in personnel, manufacturing and distribution facilities, administrative headquarters and general spending. In early 1997, the Company announced a reorganization of the executive management team and the relocation of its corporate headquarters from Richmond, Indiana to Lincolnshire, Illinois. While the total amount has not yet been quantified, it is expected that certain costs, primarily severance and other compensation costs related to the management reorganization and costs associated with other actions to increase the efficiency of the operations, will be reflected in the financial results for the first quarter of 1997. The remaining charges will be recorded as the Company's plans are finalized and quantified.

RESULTS OF OPERATIONS
Net Sales - The Company is one of the world's largest manufacturers of automotive windshield wiping systems and windshield wiper blades and refills, closure caps and engine thermostats; and a leading North American manufacturer of a variety of other automotive products, including hose clamps, heaters, grease guns and automotive tools. As a supplier to the automotive parts industry, the Company operates within one business segment. The following table classifies the Company's consolidated net sales by market within geographic areas. North America includes the Company's manufacturing and assembly operations in the United States and Mexico, while Foreign includes the United Kingdom, Australia and Argentina. ($ in millions)



Year ended December 31,               1996        1995         1994
--------------------------------------------------------------------

North America
  Original equipment                $ 300.2     $ 279.2      $  73.7
  Aftermarket                         261.5       240.1        176.8
  Industrial                           41.1        36.9         35.0
--------------------------------------------------------------------
Total North American                  602.8       556.2        285.5
--------------------------------------------------------------------
Foreign
  Original equipment                   27.7        29.8          1.3
  Aftermarket                          26.6        26.4          1.1
--------------------------------------------------------------------
Total Foreign                          54.3        56.2          2.4
--------------------------------------------------------------------
Total                               $ 657.1     $ 612.4      $ 287.9
--------------------------------------------------------------------
--------------------------------------------------------------------


    In 1996, total North American sales were $602.8 million, an increase of $46.6 million, or 8%, compared with 1995. On a percentage basis, OE market sales increased 8%, aftermarket sales increased 9% and industrial sales increased 11% in North America. These increases are primarily a result of a higher volume of Company products sold; the effect of acquisitions and pricing during 1996 on total North American sales was not significant.
    The Company's sales in the OE market reached a record $300.2 million in 1996, up from $279.2 million in 1995. Although North American production of cars and light trucks was relatively flat for 1996, the Company's OE sales were strong, predominately the result of a higher content of products supplied by the Company for certain vehicle platforms. Increased content and new business more than offset any price decreases and lost business. North American aftermarket sales increased to $261.5 million in 1996, as demand recovered from the unusually low levels experienced in 1995, particularly in the first half of the year. Severe winter weather encountered by many areas of the country early in 1996 spurred sales of the Company's weather-sensitive products. In addition, the success of new products and programs such as Exact-Fit(TM) wiper blades and Superstat(R) thermostats and the Lubrimatic acquisition also contributed to increased aftermarket sales of wipers, thermostats and lubrication equipment and related products which increased 20%, 8%, and 12%, respectively. Sales to the North American industrial market increased $4.2 million from 1995, primarily a result of increased sales of no-hub clamps. Foreign entity sales decreased $1.9 million, or 3%, primarily due to lost business. The impact of foreign currency fluctuations on net sales for 1996 was not significant.
    In 1995, total North American sales were $556.2 million, an increase of $270.7 million, or 95%, compared with 1994. North American OE sales of $279.2 million increased significantly in 1995, largely due to the Trico acquisition. The Company's historical operations, which exclude Trico and Fedco, experienced a modest 3% increase in OE sales. Decreased OE sales resulting from a slowdown in 1995 automotive production were more than offset through new business capture and new product offerings, including run/loss valves and eighth turn fuel caps. North American aftermarket sales increased $63.3 million, or 36%. Incremental aftermarket sales from the inclusion of Trico and Fedco were partially offset by an 8% decrease in aftermarket sales from the Company's historical operations; due primarily to the discontinuation of the mirror and antenna product line in late 1994, a shortfall in the sale of weather-sensitive products and a reduction in unit sales of caps and clamps. The mild winter of 1994/1995 resulted in higher than normal customer inventories throughout most of 1995 and weakened the demand for the Company's weather-sensitive products such as wipers, thermostats and automotive heaters, particularly in the first half of the year. Aftermarket sales of these products rebounded in the latter part of 1995, in part due to the more normal winter weather. North American industrial market sales in 1995 increased $1.9 million, or 5%, due in large part to sales increases in the first part of the year of clamps used in the construction industry. Foreign entity sales increased $53.8 million, due entirely to the incremental sales of Trico's foreign operations.

Gross Margin - Gross margin was $167.0 million in 1996 compared with $147.9 million in 1995 and $98.6 million in 1994. Gross margin as a percentage of sales improved in 1996 to 25.4% from 24.2% in 1995. Gross margin as a percentage of sales was 34.2% in 1994. The change in the gross margin percentage from 1994 was due to the inclusion of Trico, whose sales are predominately to the OE market. Sales to the OE market typically carry a lower gross margin percentage than do sales to the aftermarket.

    In 1996, higher production volumes, better capacity utilization, more favorable material pricing and cost reduction programs contributed to the gross margin improvement. In 1995, the dollar increase in gross margin resulting from the inclusion of Trico and Fedco was partially offset by a decrease in gross margin by the Company's historical operations. Contributing to the decrease were lower sales and production volumes, price competition, and increased material costs, partially offset by cost reduction programs. In addition, a slightly higher sales mix of OE market versus aftermarket sales impacted the gross margin in 1995. The devaluation of the Peso in late 1994 and throughout 1995 provided a short-term cost benefit in 1995 related to Peso denominated labor and material purchases.

Selling, General and Administrative Expense - Selling, general and administrative expense ('SG&A') was $104.3 million, $93.1 million and $62.3 million in 1996, 1995 and 1994, respectively. The increase in dollar amounts for 1996 and 1995 is due primarily to the inclusion of Trico and Fedco. Research and development ('R&D') expense of $6.7 million and $6.3 million in 1996 and 1995, respectively, increased from $3.2 million in 1994, largely due to the increase in OE business resulting from the inclusion of Trico. R&D expense will likely remain a significant component of SG&A expense due to the proportion of OE market sales and the demands of the OEMs for more product development and engineering design by their suppliers. SG&A expense in 1996 also included a $1.6 million provision for environmental remediation at one of its manufacturing facilities, as discussed more fully in Note 13 of the Notes to Consolidated Financial Statements. SG&A expense for 1995 included a historically high amount of charges, $ 2.2 million, for potentially uncollectible receivables resulting from credit difficulties experienced by certain of the Company's aftermarket and industrial customers. Bad debt expense was $1.5 million in 1996 and $.3 million in 1994.
    SG&A expense as a percentage of net sales decreased to 15.9% in 1996 and 15.2% in 1995, from 21.6% in 1994. The decrease from 1994 was primarily due to the inclusion of Trico and Fedco whose operations have lower SG&A expenses as a percentage of sales than the Company's historical operations.

Income from Operations - Income from operations was $56.6 million in 1996, a 19% increase from $47.6 million in 1995 and an 80% increase from $31.4 million in 1994. Included in income from operations for 1995 were certain nonrecurring charges. The Company continually strives to reduce manufacturing and operating expenses in order to remain competitive and maintain profitability and, in 1995 and late 1994, initiated several cost reduction programs. During 1995, the Company completed the consolidation of two of its historical operations, the Plews and Edelmann divisions, along with other restructuring efforts, and recorded restructuring charges totaling $1.5 million ($.9 million net of tax or $. 05 per share). The restructuring charges were comprised of termination benefits of $1.1 million for approximately 110 salaried and hourly employees, and other associated costs. Also included in SG&A expense for 1995 were charges of $.8 million ($.4 million net of tax or $.03 per share) for the relocation of equipment, inventory and personnel and related travel expenses associated with consolidation efforts. In December 1994, the Company decided to discontinue its mirror and antenna product line and recorded a charge to operations in 1994 of $1.7 million ($1.0 million net of tax or $.06 per share). Although the termination of this product line reduced net sales in 1995 by $3.9 million compared with 1994, it had little effect on the results of operations for 1995 due to the low profitability of this product line.

Interest Expense - Interest expense of $18.5 million in 1996 decreased $3.5 million from $22.0 million in 1995. Interest expense was $3.9 million in 1994. Lower debt levels and, to a lesser extent, lower interest rates in 1996 versus 1995 resulted in lower interest expense for 1996. The increase in 1995 versus 1994 reflects significantly higher borrowings resulting from the Fedco and Trico acquisitions late in 1994 and, to a much lesser extent, higher interest rates in 1995.

Income  Taxes - Income tax rates for 1996,  1995 and 1994 were 44.8%,  45.3% and
42.0%, respectively. The increase in the effective tax rate for 1996 and 1995 versus 1994 primarily resulted from a higher amount of permanent differences versus earnings.

Accounting   Method  Changes  -  The  Company  adopted  Statement  of  Financial
Accounting Standards ('SFAS') No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of', which requires that long-lived assets and certain identifiable intangibles and goodwill amounts related to those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial statements.
    The Company also adopted SFAS No. 123, 'Accounting for Stock-Based Compensation', which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for such transactions under Accounting Principles Board Opinion ('APB') No. 25, 'Accounting for Stock Issued to Employees', and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess of the quoted market price of the Company's stock at the date of grant over the exercise price. The Company is required under the provisions of SFAS No. 123 to disclose on a proforma basis, if material, net income and earnings per share as if the fair value based method of accounting had been applied.
     The Company adopted SFAS No. 112, 'Employers' Accounting for Postemployment Benefits' in 1994. SFAS No. 112 had the cumulative effect of reducing 1994 net income by $.4 million (net of tax benefits of $.3 million).

FINANCIAL CONDITION
Liquidity and Capital Resources - The Company's liquidity needs, primarily to fund working capital requirements and capital expenditures, are met through a combination of cash generated by operations and the Company's revolving credit facilities. Cash flows provided by operating activities were strong in 1996, totaling $70.9 million, compared with $22.1 million in 1995 and $27.3 million in 1994. In 1996, increased net income, adjusted for non-cash charges for depreciation and amortization, provided significant operating cash flows. Also contributing to the improvement in operating cash flows is the emphasis management is placing on working capital and asset management. Despite increased sales in the fourth quarter of 1996 as compared with 1995, the Company reduced the level of receivables outstanding at year-end. In contrast to 1996, operating cash flows for 1995 reflected the use of significant cash to fund acquisition-related expenditures. Approximately $14.0 million was paid in 1995 related to the Fedco and Trico acquisitions, principally for the payment of outstanding Trico shares tendered in early 1995, and an additional $9.0 million was paid to satisfy preacquisition contingent liabilities of Trico. Working capital management has been, and will continue to be, a focus of management .
    Cash flows utilized by investing activities during 1996 were $33.0 million, compared with $9.3 million in 1995 and $194.6 million in 1994. Capital expenditures, excluding capital leases, totaled $22.7 million, $21.2 million and $8.8 million for 1996, 1995 and 1994, respectively. The higher capital expenditure levels in 1996 and 1995 reflect the addition of Trico and Fedco. In 1996 the Company also recorded a capital lease obligation of $8.6 million for a new wiper system technology center to support research and development as well as certain sales functions of Trico. The Company currently anticipates that in 1997 capital expenditures, including capital leases, will total between $25 million and $30 million. Investing activities for 1996 also include $10.7 million used for the Lubrimatic acquisition. In 1994, $185.8 million was expended for the acquisition of Trico and Fedco, with an additional $2.9 million expended in 1995 for additional Fedco consideration and for the purchase of the remaining interest in Trico's joint venture in Argentina. Included in investing activities for 1995 is approximately $14.5 million in net proceeds received from the sale of Trico's former U.K. manufacturing facility and a domestic distribution/administration facility which became available for sale as a result of the Company's restructuring efforts.
    Cash flows utilized by financing activities during 1996 totaled $38.1 million, as compared with $11.8 million used in 1995 and $168.4 million provided in 1994. Financing activities in 1996 and 1995 include a net reduction in total debt of $40.2 million and $10.5 million, respectively, of which $22.5 million and $7.5 million represented payments for such years on the Company's term loan discussed below. Financing activities in 1996 also include $11.1 million in net payments on the Company's revolving loans, a $6.6 million reduction of other debt and new borrowings of $3.4 million used to finance a portion of the purchase of a previously leased manufacturing facility located in Pontypool, Wales. In 1994, financing activities reflect a high level of borrowings as the Company executed a new term loan and revolving credit facility, discussed below, primarily to finance the acquisition of Trico. Financing activities for 1994 also included $34.5 million of debt payments for acquired companies and $5.3 million in expenditures related to executing the new credit facility.

    The Company entered into a Credit Agreement (the 'Agreement') with a group of banks, on December 12, 1994 and used borrowings under the Agreement to finance the acquisition of Trico and other Company financing needs. The Agreement originally provided for up to $325 million of borrowing capacity, including $200 million, $115 million and $10 million for Term, Revolver and Swing Line loans, respectively. The maximum available under the Term loan declines as principal payments are made, and at December 31, 1996, totaled $170 million. A total of $29.2 million was outstanding at December 31, 1996 under the Revolver and Swing Line loans, plus an additional $4.3 million in letters of credit. The Company had unused borrowing capacity under the Agreement of $91.5 million at December 31, 1996. The Company entered into interest rate caps on $100 million of the term debt, as required in the Agreement. The cost of the two year, 10% caps was expensed as interest. As a result of the Agreement, deferred financing costs of $.4 million (net of tax benefit of $.3 million) associated with the prior credit facility were written off as an extraordinary charge in 1994.
    The Company expects that, absent additional significant acquisitions, cash flows from operating activities will be sufficient to fund working capital needs, capital expenditures and debt reductions in 1997. Revolving credit borrowings under the Agreement are also available to meet temporary working capital requirements as well as for future acquisitions.

Environmental  and Legal  Matters - There are  certain  environmental  and other potential or actual legal claims pending against the Company, the most significant of which were assumed in the acquisition of Trico. The Company or one of its subsidiaries has been identified as a potentially responsible party ('PRP') with respect to environmental matters arising at eleven sites which are under the jurisdiction of the United States Environmental Protection Agency ('EPA') or a State environmental department. The Company's potential exposure for remediation costs at seven of these sites is considered immaterial. The four remaining sites, three of which relate to Trico, are discussed more fully in
Note 13 of the Notes to the Consolidated Financial Statements.
    Liabilities for environmental remediation costs are recorded when environmental assessments or remediations are probable and the related costs can be reasonably estimated. For third party landfills, the Company records a liability for its share of costs when it has been named as a PRP and when an assessment or clean-up plan has been developed. The Company estimates the range of loss exposure for all environmental and legal contingencies to be from $8.0 million to $13.0 million, of which approximately $11.3 million has been accrued at December 31, 1996. The final outcome of these contingencies is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows; however, the resolution of certain contingencies could have a material effect on the Company's cash flows for an interim reporting period.

EFFECTS OF INFLATION
Inflation generally affects the Company by increasing the interest expense of variable rate debt and by increasing the cost of labor, equipment and raw materials. Management believes that inflation did not have a material effect on the Company's business over the last three years. In 1997, management believes the cost of certain raw materials, such as copper, brass, steel and plastic resins, is expected to be comparable to 1996. Additionally, since the Trico acquisition, the Company has significant operations in Mexico which operate as integral components of the Company's U.S. operations. While the significant devaluation of the Peso, which began in late 1994, increased the rate of inflation in Mexico in the last two years, it has also provided a short-term cost benefit related to Peso denominated labor and material purchases.


STANT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
($ In Thousands, Except Share Data)

                                                                                        December 31,
--------------------------------------------------------------------------------------------------------
                                                                                      1996         1995
--------------------------------------------------------------------------------------------------------
Assets
Current  Assets
    Cash                                                                          $  3,293     $  3,258
    Accounts  receivable:
      Trade,  less allowance  for  doubtful accounts
       of  $2,037  and  $2,193,respectively                                        112,872      116,155
      Other                                                                          4,920        6,189
    Inventory                                                                       95,359       92,135
    Prepaid  expenses                                                                6,504        7,014
    Deferred  income  taxes                                                          1,735        1,413
--------------------------------------------------------------------------------------------------------
Total  current  assets                                                             224,683      226,164
--------------------------------------------------------------------------------------------------------

Property, Plant  And  Equipment,  Net                                              187,252      174,211
--------------------------------------------------------------------------------------------------------

Other  Assets
    Intangible  assets,  net                                                       164,036      166,470
    Deferred  financing  costs,  net                                                 3,793        4,746
    Other                                                                            1,807        1,945
--------------------------------------------------------------------------------------------------------
Total  other  assets                                                               169,636      173,161
--------------------------------------------------------------------------------------------------------
Total  Assets                                                                     $581,571     $573,536
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

Liabilities  And  Stockholders'  Equity
Current  Liabilities
    Current  portion  of  long-term  debt  and  notes  payable                    $ 35,451     $ 29,620
    Accounts  payable                                                               54,463       48,850
    Accrued  liabilities                                                            50,043       46,949
    Income  taxes  payable                                                           6,158        5,027
--------------------------------------------------------------------------------------------------------
Total  current  liabilities                                                        146,115      130,446
--------------------------------------------------------------------------------------------------------

Long-Term Liabilities
    Long-term  debt                                                                187,533      220,763
    Deferred  income  taxes                                                         11,629        7,396
    Accrued  pension  and  other  benefit  liabilities                              26,109       27,622
    Other                                                                            9,623        9,213
--------------------------------------------------------------------------------------------------------
Total  long-term  liabilities                                                      234,894      264,994
--------------------------------------------------------------------------------------------------------

Stockholders' Equity
    Preferred  stock,  at $100 per  share  liquidation  value,  $.01 par  value,
      820,000 shares authorized, none issued or outstanding                             --           --
    Common  stock,  $.01  par  value,  21,000,000  shares
      authorized  and  16,226,815  shares  issued  and outstanding                     162          162
    Additional  paid-in  capital                                                   155,349      155,349
    Foreign  currency  translation  adjustment                                         831         (825)
    Minimum  pension  liability  adjustment                                         (1,072)      (1,761)
    Retained  earnings                                                              45,292       25,171
--------------------------------------------------------------------------------------------------------

Total  stockholders'  equity                                                       200,562      178,096
--------------------------------------------------------------------------------------------------------
Total  Liabilities  and  Stockholders'  Equity                                    $581,571     $573,536
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


STANT  CORPORATION  AND  SUBSIDIARIES

Consolidated  Statements  Of  Income
($  In  Thousands,  Except  Share  Data)

                                                                            Year Ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                            1996        1995        1994
-----------------------------------------------------------------------------------------------------------
Net  Sales                                                               $657,067    $612,358     $287,946
Cost  of  Sales                                                           490,103     464,460      189,349
-----------------------------------------------------------------------------------------------------------
Gross  Margin                                                             166,964     147,898       98,597
-----------------------------------------------------------------------------------------------------------
Operating  Expenses
    Selling,  general  and  administrative                                104,259      93,065       62,256
    Amortization  of  intangible  assets                                    5,211       4,875        2,787
    Management  fee  and  expenses                                            850         850          500
    Restructuring  charges                                                     --       1,480           --
    Termination  of  product  line                                             --          --        1,650
-----------------------------------------------------------------------------------------------------------
Total  operating  expenses                                                110,320     100,270       67,193
-----------------------------------------------------------------------------------------------------------
Income  From  Operations                                                   56,644      47,628       31,404
-----------------------------------------------------------------------------------------------------------
Other  Charges  (Credits)
    Interest  expense                                                      18,516      21,952        3,916
    Other                                                                    (641)     (1,135)        (787)
-----------------------------------------------------------------------------------------------------------
Total  other  charges  (credits)                                           17,875      20,817        3,129
-----------------------------------------------------------------------------------------------------------
Income  Before  Income  Taxes, Extraordinary  Loss
    and  Cumulative  Effect  of  Accounting  Change                        38,769      26,811       28,275
Provision  for  Income  Taxes                                              17,350      12,152       11,876
-----------------------------------------------------------------------------------------------------------
Income  Before  Extraordinary  Loss  and
    Cumulative  Effect  of  Accounting  Change                             21,419      14,659       16,399
Extraordinary  Loss  on  Extinguishment  of  Debt  (Net  of  Tax
    Benefit  of  $315)                                                         --          --         (435)
Cumulative  Effect  of  Accounting  Change  (Net  of  Tax
    Benefit  of  $303)                                                         --          --         (418)
-----------------------------------------------------------------------------------------------------------
Net  Income                                                              $ 21,419    $ 14,659     $ 15,546
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


Primary  Income  per  Share  of  Common  Stock
    Income  before  extraordinary  loss  and  cumulative  effect  of
       accounting  change                                                $   1.28    $   0.88     $   0.97
    Extraordinary  loss                                                        --          --        (0.03)
    Cumulative  effect  of  accounting  change                                 --          --        (0.02)
-----------------------------------------------------------------------------------------------------------
    Net  Income                                                          $   1.28    $   0.88     $   0.92
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
    Average  Common  Stock  and  Equivalents  Outstanding                  16,661      16,686       16,954
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Fully Diluted Income per Share of Common Stock
 Income before  extraordinary loss
    and cumulative effect of
       accounting  change                                                $   1.26    $   0.88     $   0.97
    Extraordinary  loss                                                        --          --        (0.03)
    Cumulative  effect  of  accounting  change                                 --          --        (0.02)
-----------------------------------------------------------------------------------------------------------
    Net  Income                                                          $   1.26    $   0.88     $   0.92
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
    Average  Common  Stock  and  Equivalents  Outstanding                  17,010      16,691       16,954
-----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


STANT  CORPORATION  AND  SUBSIDIARIES
Consolidated  Statements  Of  Stockholders'  Equity
($  In  Thousands,  Except  Share  Data)



                                                                                 Foreign       Minimum
                                                       Additional  Management    Currency      Pension    Retained       Total
                                             Common     Paid-in       Notes     Translation   Liability   Earnings   Stockholders'
                                             Stock      Capital    Receivable   Adjustment    Adjustment  (Deficit)     Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance  at  January  1,  1994                 $162     $155,349        ($15)         ($58)       ($617)  ($2,436)       $152,385
----------------------------------------------------------------------------------------------------------------------------------
Net  Income                                      --           --          --            --           --    15,546          15,546
Translation  Adjustment                          --           --          --          (408)          --        --            (408)
Minimum  Pension  Liability Adjustment
     (Net  of  Deferred  Taxes  of  $589)        --           --          --            --         (238)       --            (238)
Management  Notes  Repaid                        --           --          15            --           --        --              15
Common Stock  Dividends  Declared
        $ .08  Per  Share                        --           --          --            --           --    (1,298)         (1,298)
----------------------------------------------------------------------------------------------------------------------------------
Balance  at  December  31,  1994                162      155,349          --          (466)        (855)   11,812         166,002
----------------------------------------------------------------------------------------------------------------------------------
Net  Income                                      --           --          --            --           --    14,659          14,659
Translation  Adjustment                          --           --          --          (359)          --        --            (359)
Minimum  Pension  Liability Adjustment
     (Net  of  Deferred  Taxes  of  $620)        --           --          --            --         (906)       --            (906)
Common  Stock  Dividends  Declared
        $ .08  Per  Share                        --           --          --            --           --    (1,300)         (1,300)
----------------------------------------------------------------------------------------------------------------------------------
Balance  at  December  31,  1995                162      155,349          --          (825)      (1,761)   25,171         178,096
----------------------------------------------------------------------------------------------------------------------------------
Net  Income                                      --           --          --            --           --    21,419          21,419
Translation  Adjustment                          --           --          --         1,656           --        --           1,656
Minimum  Pension  Liability Adjustment
     (Net  of  Deferred  Taxes  of  $447)        --           --          --            --          689        --             689
Common  Stock  Dividends  Declared
        $ .08  Per  Share                        --           --          --            --           --    (1,298)         (1,298)
----------------------------------------------------------------------------------------------------------------------------------
Balance  at  December  31,  1996               $162     $155,349          --          $831      ($1,072)  $45,292        $200,562
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------



STANT  CORPORATION  AND  SUBSIDIARIES
Consolidated  Statements  Of  Cash  Flows
($  In  Thousands)

                                                                                                     Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             1996             1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
     Net  income                                                                           $21,419          $14,659         $15,546
     Adjustments  to  reconcile  net  income  to  net  cash
     provided  by  operating  activities
        Cumulative  effect  of  accounting  change                                              --               --             418
        Extraordinary  loss  on  extinguishment  of  debt                                       --               --             435
        Termination  of  product  line                                                          --               --           1,650
        Depreciation  and  amortization  of  intangible  assets                             27,484           24,372          11,806
        Provision  for  losses  on  accounts  receivable                                     1,518            2,164             312
        Amortization  of  debt  issuance  costs                                                771              762             194
        Loss  on  sale  of  fixed  assets                                                      722              221             102
        Provision  for  deferred  taxes                                                      3,663            5,958           3,767
        Changes  in  assets  and  liabilities,  net  of  effect  of  acquisitions
            Decrease  (increase)  in  accounts  receivable                                   5,876          (13,372)          4,035
            Decrease  (increase)  in  inventories                                            1,121            7,186          (3,301)
            Decrease  (increase)  in  prepaid  expenses  and  other  current  assets           529           (1,901)            159
            Increase  (decrease)  in  accounts  payable  and  accrued  liabilities           8,034          (12,711)         (7,869)
            Decrease (increase)  in  other  assets                                           1,500           (1,689)           (611)
            Increase (decrease)  in  other  liabilities                                     (1,753)          (3,543)            676
------------------------------------------------------------------------------------------------------------------------------------
Net  cash  provided  by  operating  activities                                              70,884           22,106          27,319
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
     Acquisitions, net  of  cash  acquired                                                 (10,738)          (2,880)       (185,768)
     Capital  expenditures                                                                 (22,667)         (21,229)         (8,840)
     Proceeds  from  sale  of  fixed  assets                                                   356           14,779              35
------------------------------------------------------------------------------------------------------------------------------------
Net  cash  used  in  investing  activities                                                 (33,049)          (9,330)       (194,573)
------------------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
     Proceeds  from  issuance  of  long-term  debt                                           3,420               --         200,000
     Repayment  of  term  loans                                                            (27,764)         (10,842)        (16,141)
     Net  borrowings  (repayments)  on  revolving  loans                                   (12,436)             371          25,550
     Repayment  of  debt  of  acquired  companies                                               --               --         (34,450)
     Cost  to  acquire  debt                                                                    --               --          (5,320)
     Payment  of  dividends                                                                 (1,298)          (1,300)         (1,298)
     Management  notes  repaid                                                                  --               --              15
------------------------------------------------------------------------------------------------------------------------------------
Net  cash  (used  in)  provided  by  financing  activities                                 (38,078)         (11,771)        168,356
------------------------------------------------------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on Cash                                                        278              736              --
------------------------------------------------------------------------------------------------------------------------------------

Net Increase in Cash                                                                            35            1,741           1,102

Cash:
     Beginning  of  year                                                                     3,258            1,517             415
------------------------------------------------------------------------------------------------------------------------------------
     End  of  year                                                                          $3,293           $3,258          $1,517
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


NOTE 1.
ORGANIZATION AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES
Organization and Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Stant Corporation and its majority-owned domestic and foreign subsidiaries (the 'Company'). The Company's investments in less than majority-owned entities, which are not material, are included in the accompanying financial statements on the equity method of accounting. All significant intercompany accounts and transactions with consolidated subsidiaries have been eliminated in consolidation.
    Bessemer Capital Partners, L.P. ('Bessemer') is the majority owner of the Company. Since the Company's initial public offering in 1993, Bessemer has owned approximately 56.9% of the Company's Common Stock. In the years ended December 31, 1996, 1995 and 1994, the Company paid an affiliate of Bessemer annual management fees of $850,000, $850,000 and $500,000 respectively, plus expenses, in exchange for general corporate, financial and administrative advice. Additionally, during 1994 the Company paid an affiliate of Bessemer $1,800,000 for its acquisition and debt financing related services rendered to the Company in connection with the acquisition of Trico Products Corporation ('Trico').

Business Description - The Company is one of the world's largest manufacturers of automotive windshield wiping systems and windshield wiper blades and refills, closure caps and engine thermostats. The Company is also a leading North American manufacturer of a variety of other automotive products, including hose clamps, heaters, grease guns and automotive tools. During 1996, products produced in North America, principally the United States and Mexico, include 50% sold to the automotive original equipment market, 43% to the automotive aftermarket, and 7% to the industrial market. Products produced in foreign markets, principally the United Kingdom, Australia and Argentina, were sold evenly to the automotive original equipment market and the automotive aftermarket.

Revenue Recognition - Product sales are recorded when such products are shipped to customers.

Translation of Foreign Currencies - The financial statements of the Company's United Kingdom, Australia and Argentina subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at the rate of exchange existing at year-end. Income statement amounts are translated at the average of the monthly exchange rates. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity. Gains and losses resulting from actual foreign currency transactions are recognized currently in results of operations. The functional currency of the Company's subsidiaries in Mexico, which operate as integral components of the U.S. operations, is the U.S. dollar. Gains and losses resulting from remeasurement of monetary assets and liabilities are recognized currently in results of operations. Translation gains of approximately $250,000, $642,000 and $800,000 are included in other income for the years ended December 31, 1996, 1995 and 1994, respectively.

Derivative Financial Instruments - The Company uses foreign exchange forward contracts to manage the impact of exchange rates on certain intercompany foreign currency-denominated receivables and payables and to hedge certain foreign currency-denominated transactions and firm purchase commitments. The amounts receivable and payable on these contracts are offset in the accompanying consolidated balance sheets. Gains and losses on foreign currency-denominated receivables and payables are reported currently in income. Gains or losses on contracts used to hedge foreign currency-denominated transactions and firm purchase commitments are not material. The Company does not hold or issue financial instruments for trading purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories - Inventories are valued at the lower of cost or market using the last-in, first-out (LIFO) cost method for 84% of the inventory and the first-in, first-out (FIFO) cost method for 16% of the inventory. (Note 3)

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Improvements are capitalized and expenditures for maintenance, repairs and minor tooling are charged to operations as incurred. Provisions for depreciation of property, plant and equipment have been computed on the straight-line method for financial reporting purposes based on estimated useful lives of the assets as follows: land improvements - 5 to 20 years; buildings and improvements - 6 to 40 years; and equipment - 3 to 20 years. (Note 4)
    Effective  January 1, 1996,  the  Company  adopted  Statement  of  Financial
Accounting Standards ('SFAS') No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of', which requires that long-lived assets and certain identifiable intangibles and goodwill amounts related to those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. The adoption of SFAS No. 121 did not have a material effect on the Company's consolidated financial statements.

Research and Development - Research and development costs, which are included in selling, general and administrative expense, are charged to expense as incurred and totaled $6,698,000, $6,272,000 and $3,218,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Advertising - Advertising costs, which are included in selling, general and administrative expense, are charged to expense as incurred and totaled $7,791,000, $7,454,000 and $6,410,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

Intangibles - Intangible assets include goodwill, patents, trademarks and other intangible assets. Goodwill represents the excess of the cost of businesses acquired over identifiable net assets at the dates of acquisition and is being amortized on a straight-line basis over periods not exceeding 40 years. All other intangible assets are recorded at cost, less accumulated amortization, and are being amortized on a straight-line basis over their assigned lives ranging from 3 to 40 years. The carrying value of goodwill is evaluated periodically as events and circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on profitability projections and involves significant management judgment to evaluate the performance of an acquired business. Historically, the Company has generated returns from acquired businesses sufficient to recover the cost of their intangible assets.

Deferred Financing Costs - Deferred financing costs consist of fees associated with the borrowings incurred in connection with refinancing activities and are amortized over the life of the related debt.

Environmental Remediation Liabilities - Liabilities for environmental remediation costs are recorded when environmental assessments or remediations are probable and the related costs can reasonably be estimated. For third party landfills, the Company records a liability for its estimated share of costs when it has been named as a potentially responsible party ('PRP') and when an assessment or cleanup plan has been developed. The Company records the gross amount of environmental remediation obligations and costs of future expenditures are not discounted to their present value. The accruals for such costs are reviewed on a periodic basis and adjusted as further information develops or circumstances change. (Note 13)

Earnings Per Share - The computation of earnings per share is based on net income divided by the sum of the weighted average number of common shares and common stock equivalents, principally stock options, outstanding during the periods.

Stock-Based   Compensation - SFAS   No.   123,   'Accounting   for   Stock-Based
Compensation', encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for such transactions under Accounting Principles Board Opinion ('APB') No. 25 'Accounting for Stock Issued to Employees' and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price. The Company is required under the provisions of SFAS No. 123 to disclose on a pro forma basis, if material, net income and earnings per share as if the fair value based method of accounting had been applied. (Note 11)

Restructuring - During 1995, the Company recorded restructuring charges of approximately $1,480,000 ($.05 per share net of tax) to consolidate certain of the Company's operations. The restructuring charges were comprised of termination benefits of $1,148,000 for approximately 110 salaried and hourly individuals, and other associated costs, substantially all of which had been paid at December 31, 1995.
    In December 1994, the Company decided to discontinue its mirror and antenna product line and recorded a charge to operations of $1,650,000 ($.06 per share net of tax), principally for the write off of certain inventory and manufacturing equipment related to these product lines.

NOTE 2.
ACQUISITIONS
On November 1, 1996, the Company purchased certain assets and the rights to sell LubriMatic brand lubricating greases and oils and certain related lubrication equipment from Witco Corporation for a cash purchase price of approximately $10,700,000. The acquisition has been accounted for by the purchase method of accounting and the operating results are included in the Company's Consolidated Statements of Income beginning on November 1, 1996. The cost of the acquisition has been allocated on the basis of the fair market value of assets acquired and liabilities assumed, resulting in goodwill of approximately $3,478,000 which is being amortized over 20 years.
    On December 7, 1995, the Company purchased an additional 70 percent interest in its joint venture in Argentina for $327,000, bringing total ownership to 100 percent. This investment had previously been accounted for by the equity method.
    The proforma full year effect of the 1996 and 1995 acquisitions is not material.
    On September 1, 1994, the Company purchased all of the outstanding stock of FEDCO Automotive Components Company, Inc. ('Fedco') for approximately $23,600,000. Fedco manufactures and distributes automotive heaters, principally for the automotive aftermarket. On December 13, 1994, the Company purchased all of the outstanding stock of Trico, one of the world's largest manufacturers of automotive windshield wiping systems and windshield wiper blades and refills for approximately $165,400,000. The operating results for both acquisitions, which were accounted for by the purchase method of accounting, are included in the Company's Consolidated Financial Statements from the date of their respective acquisition.


NOTE 3.
INVENTORY


Inventories at December 31, 1996 and 1995 consist of the following ($000's):

                                                        1996         1995
---------------------------------------------------------------------------
Raw materials                                         $13,341      $12,295
Work in process and components                         40,313       41,697
Finished goods                                         43,113       40,069
---------------------------------------------------------------------------
Total valued on first-in, first-out (FIFO) basis       96,767       94,061
Less reduction to last-in, first-out (LIFO) cost       (1,408)      (1,926)
---------------------------------------------------------------------------
Total                                                 $95,359      $92,135
---------------------------------------------------------------------------
---------------------------------------------------------------------------


    At December 31, 1996 and 1995,  approximately  $79,725,000 and  $76,521,000, respectively, of inventories were valued using the LIFO method. Approximate replacement cost of inventories valued using the LIFO method totaled $81,133,000 and $78,447,000 at December 31, 1996 and 1995, respectively.

NOTE 4.
PROPERTY, PLANT
AND EQUIPMENT


Property, plant and equipment at December 31, 1996 and 1995 consist of the following ($000's):

                                            1996         1995
-----------------------------------------------------------------
Land and improvements                       $ 11,479    $  8,945
Buildings and improvements                    75,193      60,507
Equipment                                    173,697     156,482
-----------------------------------------------------------------
Total property, plant and equipment          260,369     225,934
Accumulated depreciation and amortization    (73,117)    (51,723)
-----------------------------------------------------------------
Property, plant and equipment, net          $187,252    $174,211
-----------------------------------------------------------------
-----------------------------------------------------------------


     Depreciation expense, which includes the amortization of capital leases, totaled $22,165,000, $19,389,000 and $8,911,000 for the years ended December 31,
1996, 1995 and 1994, respectively.


NOTE 5.
INTANGIBLE ASSETS

Intangible  assets  at  December  31,  1996 and 1995  consist  of the  following
($000's):

                                                      1996         1995
--------------------------------------------------------------------------
Goodwill                                           $172,217      $169,440
Patents, trademarks and other intangible assets      16,577        16,577
--------------------------------------------------------------------------
Total                                               188,794       186,017
Less accumulated amortization                       (24,758)      (19,547)
--------------------------------------------------------------------------
Intangible assets, net                             $164,036      $166,470
--------------------------------------------------------------------------
--------------------------------------------------------------------------


NOTE 6.
ACCRUED AND OTHER
LONG-TERM LIABILITIES


Accrued and  other   long-term  liabilities   at   December  31, 1996  and  1995
consist of the following ($000's):

                                            1996         1995
--------------------------------------------------------------
Accrued liabilities:
Wages and vacation pay                    $10,643      $ 6,532
Pension and other benefit liabilities       8,733        9,068
Litigation and environmental                3,156        2,192
Other                                      27,511       29,157
--------------------------------------------------------------
Total accrued liabilities                 $50,043      $46,949
--------------------------------------------------------------
--------------------------------------------------------------

Other long-term liabilities:
Litigation and environmental              $ 8,186      $ 7,949
Other                                       1,437        1,264
--------------------------------------------------------------
Total other long-term liabilities         $ 9,623      $ 9,213
--------------------------------------------------------------
--------------------------------------------------------------


NOTE 7.
DEBT


Long-term debt at December 31, 1996 and 1995 consists of the following ($000's):


                                             1996         1995
-----------------------------------------------------------------
Revolver and swing line loans             $ 29,250      $ 40,375
Term loan                                  170,000       192,500
Industrial revenue bonds                     4,891         5,082
Capitalized lease obligations               10,445         2,432
Other term loans and notes payable:
  U.S. term debt and notes payable           1,344         5,362
  Foreign term debt and notes payable        7,054         4,632
-----------------------------------------------------------------
Total                                      222,984       250,383
Less current portion                       (35,451)      (29,620)
-----------------------------------------------------------------
Total long-term debt                      $187,533      $220,763
-----------------------------------------------------------------
-----------------------------------------------------------------


    The Company entered into a Credit Agreement (the 'Agreement') on December 12, 1994 with a group of banks which originally provided for a seven year, $325,000,000 facility and includes Term, Revolver and Swing Line loans. The
maximum   borrowings   for  the  Term,   Revolver  and  Swing  Line  loans  were
$200,000,000,  $115,000,000 and $10,000,000, respectively. The maximum available under the Term loan declines as principal payments are made and at December 31, 1996 totaled $170,000,000. The term loan is to be repaid quarterly with $30,000,000 due in 1997 and $35,000,000 due each year thereafter through December, 2001. Revolver and Swing Line advances must be repaid by December, 2001.
    Under the terms of the Agreement, interest on the Term, Revolver and Swing Line loans is payable at either prime (8.25% at December 31, 1996 and 8.5% at December 31, 1995) or the LIBOR rate (5.6% and 5.8% at December 31, 1996 and 1995, respectively) plus in each case the applicable margin. The applicable margin will vary between 0% and .25% for prime borrowings and between .50% and 1.25% for LIBOR advances, depending upon the ability of the Company to meet certain interest coverage and leverage ratios. The applicable margin at December 31, 1996 and 1995 was .25% for prime borrowings and 1.25% for LIBOR advances. Interest is generally payable quarterly.
    In addition, the Agreement requires a commitment fee for the unused portion of the facility and a letter of credit fee on outstanding letters of credit. Letters of credit outstanding at December 31, 1996 totaled $4,294,000. The commitment fee can vary from .25% to .375% and the letter of credit fee from
 .75% to 1.5% depending upon the ability of the Company to meet certain interest coverage and leverage ratio tests. The commitment fee was .375% and the letter of credit fee was 1.5% at December 31, 1996. The total amount of the fees for 1996 and 1995 was $410,000 and $361,000, respectively, and is included in interest expense. The Company entered into interest rate caps on $100,000,000 of the Term loan as required in the Agreement. The cost of the two year 10% caps was $149,000 and is included in interest expense in 1995. The Agreement restricts certain corporate acts and contains required minimum financial ratios and other covenants. Under the Agreement, at December 31, 1996 the maximum dividend allowable under the most restrictive debt covenant was $.08 per share per year plus an additional $3,570,000 in the aggregate. Loans under the Agreement are secured by certain assets of the Company.
    In conjunction with executing the Agreement, the Company refinanced a prior credit agreement dated July 28, 1993 and recorded an extraordinary loss in 1994 of $435,000, net of tax benefit of $315,000, or $.03 per share, related to the write off of unamortized deferred financing costs.
    Capital leases include a long-term capital lease in the amount of $8,558,000 entered into during 1996 for a new wiper system technology center to support research and development as well as certain sales functions of one of the Company's wholly-owned subsidiaries. The agreement provides for aggregate annual payments, including interest, of approximately $1,000,000, payable monthly, through July, 2016. At December 31, 1996, future minimum payments for the initial term of the lease were $18,448,000, including $9,997,000 representing interest. The Company's obligations under all capital leases carry an average interest rate of 9.2%.
    Industrial Revenue Bonds have a face value of $5,700,000. The book value of $4,891,000 at December 31, 1996 reflects an unamortized discount of $809,000. The discount is being amortized over the life of the bonds using the effective interest method. Interest is payable semi-annually at an annual rate of 6.9% of the face value (the effective rate is 10.8%). Principal payments are due annually in the amount of $300,000 on June 1 of each year through 2003, with a final payment of $3,600,000 due on June 1, 2004.
     Other U.S. term loans and notes payable consist of debt assumed in the Trico acquisition and at December 31, 1996 is comprised of a $1,344,000 term loan which is payable in monthly installments through 2000 at an average interest rate of 7.8%. The term loan is secured by machinery and equipment. Foreign indebtedness is primarily comprised of a $3,276,000 factoring facility that provides up to $7,706,000 in borrowings and a note payable in the amount of $3,742,000 which is payable in quarterly installments through 2006, both at an interest rate of 1.5% over the British base rate. The British base rate was 6.0% and 6.25% at December 31, 1996 and 1995, respectively.

Future minimum principal payments to be made as of December 31, 1996 are as follows ($000's):


1997                                    $ 35,451
1998                                      36,381
1999                                      36,133
2000                                      36,648
2001                                      65,180
Thereafter                                14,000
------------------------------------------------
Subtotal                                 223,793
Less total unamortized discount              809
------------------------------------------------
Total                                   $222,984
------------------------------------------------
------------------------------------------------


NOTE 8.
INCOME TAXES


Foreign components of pre-tax income for the year ended December 31, 1994 were not material to the Company's Consolidated Financial Statements. Components for the years ended December 31, 1996 and 1995 consist of the following ($000's):

                                 1996              1995
-------------------------------------------------------
United States                 $33,945            $21,121
Foreign                         4,824              5,690
--------------------------------------------------------
Total                         $38,769            $26,811
--------------------------------------------------------
--------------------------------------------------------



Deferred  tax  assets  (liabilities) at December 31, 1996  and   1995 consist of
the following ($000's):

                                                         1996         1995
----------------------------------------------------------------------------
Current deferred tax asset:
  Reserves not currently deductible                  $ 13,491      $ 13,182
  Valuation allowance                                    (311)         (660)
----------------------------------------------------------------------------
Subtotal                                               13,180        12,522
----------------------------------------------------------------------------
Current deferred tax liability:
  Inventory                                           (11,415)      (10,970)
  Other                                                   (30)         (139)
----------------------------------------------------------------------------
Subtotal                                              (11,445)      (11,109)
----------------------------------------------------------------------------
Net current deferred tax asset                       $  1,735      $  1,413
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Noncurrent deferred tax asset:
  U.S. tax credits                                   $  1,846      $ 4,556
  Mexico tax credits                                      504           --
  U.K. loss carryover                                  10,539        9,193
  Pension and other benefit liabilities                11,386       13,278
  Environmental and legal reserves                      3,259        3,456
  Other                                                   447          404
  Valuation allowance                                 (10,616)      (9,021)
---------------------------------------------------------------------------
Subtotal                                               17,365       21,866
---------------------------------------------------------------------------
Noncurrent deferred tax liability:
  Fixed assets                                        (22,474)     (23,524)
  Intangibles                                          (6,155)      (5,105)
  Other                                                  (365)        (633)
---------------------------------------------------------------------------
Subtotal                                              (28,994)     (29,262)
---------------------------------------------------------------------------
Net noncurrent deferred tax liability                $(11,629)     $(7,396)
---------------------------------------------------------------------------
---------------------------------------------------------------------------



The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consists of the following ($000's):

--------------------------------------------------------------------
                                     1996        1995         1994
--------------------------------------------------------------------
Current provision:
U.S. federal                       $ 9,562     $ 3,356      $ 5,987
U.S. state and local                 3,052       1,041        1,504
Foreign                              1,073       1,797          618
--------------------------------------------------------------------
Total current provision            $13,687     $ 6,194      $ 8,109
--------------------------------------------------------------------
Deferred provision:
U.S. federal                       $ 2,818     $ 5,189      $ 3,827
U.S. state and local                   121         806          379
Foreign                                724         (37)        (439)
--------------------------------------------------------------------
Total deferred provision             3,663       5,958        3,767
--------------------------------------------------------------------
Provision for income taxes         $17,350      $2,152      $11,876
--------------------------------------------------------------------
--------------------------------------------------------------------



The difference between the tax provision calculated using the U.S. statutory federal income tax rate and the actual provision for the years ending December
31, 1996, 1995 and 1994 is reconciled as follows ($000's):

                                                               1996            1995                 1994
-------------------------------------------------------------------------------------------------------------
                                                           Amount     %      Amount      %     Amount      %
-------------------------------------------------------------------------------------------------------------
U.S. statutory federal income tax provision               $13,569  35.0     $ 9,384   35.0    $ 9,896   35.0
Net tax effect of foreign earnings                            109    .3        (231)   (.8)        --     --
U.S. state income tax, net of U.S. federal tax benefit      2,063   5.3       1,201    4.4      1,441    5.1
Permanent differences,
 primarily goodwill amortization                            1,343   3.5       1,424    5.3        567    2.0
Other 266                                                      --    .7         374    1.4        (28)   (.1)
-------------------------------------------------------------------------------------------------------------
Provision for income taxes                                $17,350  44.8     $12,152   45.3    $11,876   42.0
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


    No provision was made in 1996 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize the earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when it is tax effective to do so. At December 31, 1996 undistributed earnings of the foreign subsidiaries amounted to $19,423,000. It is not practicable to determine the amount of tax that would be payable upon the remittance of the foreign earnings.
    The Company reduced goodwill by $698,000 and $1,020,000 in 1996 and 1995, respectively, as a result of the utilization of certain acquired net operating loss carryovers for which a valuation allowance had been established.
    At December 31, 1996, the Company had unused U.S. alternative minimum tax credits of $1,846,000 which have an unlimited carryforward period and U.K. net operating and capital losses of $31,937,000 which also have an unlimited carryforward period. A valuation allowance has been recorded at December 31, 1996, for all deferred tax assets of the U.K. subsidiary, including those related to the loss carryforwards, since it is uncertain that such deferred tax assets will be realized.


NOTE 9.
FINANCIAL
INSTRUMENTS
The Company has only limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk of being adversely affected by changes in foreign currency exchange rates. The Company is exposed to credit risk in the event of nonperformance by the counterparty; however, the Company anticipates the counterparty will be able to satisfy its obligations under the contracts. No collateral is held in relation to the contracts. At December 31, 1996 and 1995, the Company had foreign exchange forward contracts maturing in January 1997 and 1996, respectively, as follows ($000's):



Notional U.S.
Dollar Equivalent            1996         1995
-----------------------------------------------
Buy:
  Pound sterling          $1,969       $   --
  Japanese yen               675          532
  Australian dollar          656          669
Sell:
  Canadian dollar         $1,361       $1,796
  Pound sterling              --        3,261


    The carrying value and fair value of the Company's foreign exchange forward contracts are not material. Given the variable nature of the interest rates on the Company's long-term debt, its carrying value is a reasonable estimate of its fair value. For foreign currency forward contracts, the fair value generally reflects the estimated amount the Company would receive or pay to terminate the contract on the reporting date, thereby taking into account the current unrealized gains or losses on open contracts.

Concentration of Credit Risk - As a tier one or tier two supplier to original equipment manufacturers, the Company had three major customers at December 31, 1996 and 1995 which accounted for more than 10% of the Company's consolidated accounts receivable at those dates. Accounts receivable from Customer A was $13,669,000 in 1996 and $16,394,000 in 1995. Accounts receivable from Customer B was $11,760,000 in 1996 and $11,982,000 in 1995. Accounts receivable from Customer C was $11,220,000 in 1996 and $12,009,000 in 1995.


NOTE 10.
EMPLOYEE
BENEFIT PLANS
Pension Plans - The Company maintains defined benefit pension plans covering certain salaried and hourly employees in the U.S., U.K. and Australia. Pension benefits under the salaried plans are based principally on an employee's years of service and either the highest average earnings over a period of years or on career-average compensation near retirement with stated amounts for each year of service. Pension benefits under the hourly plans are stated amounts for each year of service. Assets of certain of the Company's defined benefit pension plans are managed by Bessemer Trust Company, N.A., an associated company of the majority limited partner of Bessemer. The pension fund assets consist of equity investments, bond investments, general account assets of insurance companies and cash and cash equivalents.

    Net pension expense for the years ended December 31, 1996, 1995 and 1994 includes the following components ($000's):


                                        1996        1995         1994
---------------------------------------------------------------------
Service cost                         $  2,653    $  1,855    $ 1,020
Interest cost                           9,359       9,841      2,542
Return on assets                      (13,167)    (17,800)     1,122
Net amortization and deferrals          4,419       9,687     (3,214)
Employee contributions                     --          --        (85)
---------------------------------------------------------------------
Net pension expense                   $ 3,264    $  3,583    $ 1,385
---------------------------------------------------------------------
---------------------------------------------------------------------


    The Company generally follows the policy of funding the actuarially computed minimum contribution. The following table reconciles the funded status of the plans with amounts recognized in the Company's Consolidated Balance Sheets ($000's):


                                                         December 31, 1996       December 31, 1995
----------------------------------------------------------------------------------------------------------
                                           Assets Exceed    Accumulated    Assets Exceed     Accumulated
                                             Accumulated      Benefit      Accumulated        Benefit
                                               Benefit    Exceeds Assets      Benefit      Exceeds Assets
----------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
Vested                                          $17,276        $105,467         $1,514           $121,410
Nonvested                                           816           1,145            347              1,252
----------------------------------------------------------------------------------------------------------
Subtotal                                         18,092         106,612          1,861            122,662
Effect of projected pay increases                 3,768             757            897              4,841
----------------------------------------------------------------------------------------------------------
Projected benefit obligation                     21,860         107,369          2,758            127,503
Plan assets at fair value                        19,560          90,015          2,971             99,509
----------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess
 of (less than) plan assets                       2,300          17,354           (213)            27,994
Unrecognized net gain (loss)                     (1,443)          1,931           (113)            (5,461)
Unrecognized prior service costs                    180            (823)            --               (612)
Transition obligation                                --              (4)            --                 (4)
Adjustments for minimum liability                    --           2,559             --              3,405
----------------------------------------------------------------------------------------------------------
Accrued (prepaid) pension cost recognized
 in the Consolidated Balance Sheet              $ 1,037        $ 21,017         $ (326)          $ 25,322
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------



Accounting assumptions used were as follows:

                                                     1996        1995         1994
-----------------------------------------------------------------------------------
Discount rates:
  U.S.                                                7.5%        7.5%         8.5%
  Non-U.S.                                            7.5%   8.0%-8.5%    8.5%-9.0%
Rates of increase in compensation levels:
  U.S.                                           4.0%-5.0%   4.0%-5.0%    5.0%-5.5%
  Non-U.S.                                            6.0%        6.0%    5.5%-6.0%
Expected long-term rates of return on assets:
  U.S.                                                9.0%        9.0%    8.5%-9.0%
  Non-U.S.                                            9.0%        9.0%         9.5%


    The Company also maintains defined contribution plans covering certain salaried and hourly employees. Contributions to these plans are determined annually at the discretion of management. Expense for contributions to these plans was $1,721,000, $1,797,000 and $1,211,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Postretirement Benefits Other Than Pension Plans - The Company provides life insurance and health care benefits to certain U.S. salaried and hourly employees after retirement. The cost of postretirement benefits is determined under SFAS No. 106.


    The following table reconciles the accumulated postretirement benefit obligation with amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1996 and 1995 ($000's):

                                                                                      1996         1995
--------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
Retirees                                                                            $5,756       $5,709
Fully eligible actives                                                                 694          855
Other actives                                                                          691          578
--------------------------------------------------------------------------------------------------------
Subtotal                                                                             7,141        7,142
Unrecognized net loss                                                                 (265)        (427)
Unrecognized prior service costs                                                       125          137
--------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost recognized in the Consolidated Balance Sheet    $7,001       $6,852
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------



Postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994 includes the following components ($000's):

                                           1996        1995         1994
------------------------------------------------------------------------
Service cost                               $ 74        $ 44         $ 45
Interest cost                               514         520          228
Net amortization and deferrals               (3)         (9)          12
------------------------------------------------------------------------
Net postretirement benefit cost            $585        $555         $285
------------------------------------------------------------------------
------------------------------------------------------------------------


    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% for 1996, decreasing linearly each successive year until it reaches 5% in 2001 after which it remains constant. A one percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and net postretirement health care cost as of January 1, 1996 by approximately 4%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%, 7.5% and 8.5% at December 31, 1996, 1995 and 1994, respectively.

Postemployment Benefits - Effective January 1, 1994, the Company adopted SFAS No. 112, 'Employers' Accounting for Postemployment Benefits,' which prescribes accrual accounting methods for employers who provide certain benefits to former or inactive employees after employment but before retirement. The cumulative effect of adopting SFAS No. 112 was $418,000 (net of tax benefit of $303,000), or $.02 per share, which has been included in the Company's Consolidated Statement of Income for the year ended December 31, 1994.


NOTE 11.
STOCK OPTIONS
The Company has two plans under which stock options for the purchase of Common Stock may be granted: the Stant Corporation Stock Option Plan for Directors (the 'Directors Option Plan') and the 1993 Stock Option Plan for Key Employees of Stant Corporation and its subsidiaries (the 'Stock Option Plan'). The maximum number of shares of Common Stock that may currently be granted under the Directors Option Plan and the Stock Option Plan is 50,000 and 700,000 shares, respectively. The Board of Directors has adopted, subject to stockholders approval at the Company's annual meeting on April 30, 1997, amendments to the Directors Option Plan and the Stock Option Plan to increase the maximum number of shares of Common Stock that may be granted under such plans to 150,000 and 1,600,000 shares, respectively.
    The Directors Option Plan permits nonemployee Directors to elect to have any or all of their retainer and Board and Committee meeting fees paid in the form of stock options, rather than in cash. The Stock Option Plan provides for the granting of nonqualified options to key employees. With the exception of the Directors Option Plan, options to purchase common stock have been granted at prices not less than fair market value at the date of grant. The Company recognized $131,000 , $138,900 and $103,000 as compensation expense related to the granting of options under the Directors Option Plan in the years ended December 31, 1996, 1995 and 1994, respectively. The weighted-average fair value of options granted under the Directors Option Plan during 1996 and 1995 was $13.88 and $7.88, respectively. Option shares generally become exercisable upon one year from the grant date and expire at the end of ten years from the date of grant. In years prior to 1993, the Company granted nonqualified options to certain key employees providing for the purchase of 1,457,602 shares of Common Stock, all of which are fully vested.


     Information  regarding the Company's stock option plans for the years ended
December 31, 1996, 1995 and 1994 is as follows (shares 000's):


                                              1996                1995                1994
-----------------------------------------------------------------------------------------------------
                                                  Weighted-            Weighted-           Weighted-
                                                  Average              Average             Average
                                                  Exercise             Exercise            Exercise
                                        Shares    Price      Shares    Price     Shares    Price
-----------------------------------------------------------------------------------------------------
Outstanding at beginning of year        2,072      $10.63     1,980     $10.51    1,923       $10.41
Granted                                   248      $10.90       128     $13.92       61       $14.22
Exercised                                  --          --        --         --       --           --
Cancelled                                  (2)     $14.66       (36)    $16.17       (4)      $17.60
-----------------------------------------------------------------------------------------------------
Outstanding at end of year              2,318      $10.65     2,072     $10.63    1,980       $10.51
-----------------------------------------------------------------------------------------------------
Options exercisable at end of year      2,054      $10.57     1,778     $ 9.61    1,617       $ 8.90
-----------------------------------------------------------------------------------------------------
Weighted-average fair value of
 options granted during the year               $5.72                $ 7.85               --
-----------------------------------------------------------------------------------------------------



Information  regarding  options  outstanding  at December 31, 1996 is as follows
(shares 000's):

                                           Options Outstanding        Options Exercisable
-----------------------------------------------------------------------------------------
                                            Weighted-    Weighted-              Weighted-
                                            Remaining     Average                Average
                                           Contractual   Exercise               Exercise
Range of Exercise Prices         Number       Life        Price      Number      Price
-----------------------------------------------------------------------------------------
$  .25 -   $2.50                   61       6 years      $ 1.60        47         $ 1.32
$ 5.00 -  $14.50                1,342       5 years      $ 8.92     1,109         $ 8.39
$15.00 - $20.00                   574       7 years      $17.16       557         $17.15
$ 8.00 -  $8.50                   341      10 years      $ 8.15       341         $ 8.15
                                            or more

    The Company has adopted the disclosure-only provisions of SFAS No. 123 and applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. Accordingly, except for the Directors Option Plan discussed above, no compensation cost has been recognized related to the Company's stock option plans. Consistent with the provisions of SFAS No. 123, had compensation cost for the Stock Option Plan been determined based on the fair value at the grant date for awards in 1996 and 1995, the effect on the Company's net income and net income per share for such years would not be material.


    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                         1996          1995
------------------------------------------------------------
Expected volatility                       35%          31.2%
Risk-free interest rate         6.27% - 6.32%          7.74%
Expected term of options              7 years        7 years
Expected dividend yield                   .7%            .5%


NOTE 12.
SUPPLEMENTAL
CASH FLOW INFORMATION


Supplemental information related to the Consolidated Statements of Cash Flows is as follows ($000's):

                                                         1996        1995         1994
---------------------------------------------------------------------------------------
Cash paid during year for:
  Interest                                            $17,099     $19,964      $  2,996
  Income taxes                                         11,539       4,922        13,818
Noncash investing and financing activities:
  Liabilities assumed in acquisitions                 $ 2,525     $    --      $160,644
  Capital lease obligations                             9,273         556            --


NOTE 13.
COMMITMENTS
AND CONTINGENCIES
The Company leases certain facilities and equipment under operating leases. All real estate leases provide for payment by the lessee of costs applicable to operating the leased premises (inclusive of real estate taxes) in addition to the minimum rental payments. Minimum rentals for future periods under operating leases in effect at December 31, 1996 are $4,423,000 for 1997, $2,696,000 for 1998, $1,597,000 for 1999, $897,000 for 2000, $286,000 for 2001 and $367,000 for
all years thereafter. Rental expense charged to operations for all operating leases totaled $5,921,000, $6,647,000 and $1,901,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
    There are certain environmental matters and other potential or actual legal claims pending against the Company, the most significant of which are described below. Based on the information obtained to date, at December 31, 1996 the Company estimates the range of loss exposure for all such matters to be from $8,000,000 to $13,000,000 and accrued approximately $11,340,000 at December 31, 1996 for these matters. In part due to such accrual, the Company believes the ultimate resolution of all such matters, in the aggregate, will not have a material adverse effect on its financial position, results of operations or cash flows, except that there could be such an effect on cash flows for a particular interim reporting period.

    In April 1992, the New York State Department of Environmental Conservation ('NYDEC') notified the Company and a number of other companies that all such entities were PRPs pursuant to certain sections of the New York State Conservation Law ('NYSCL') and the United States Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA') with respect to a privately owned landfill in Cheektowaga, New York (the 'Pfohl Landfill'). The NYDEC originally proposed a remediation approach that the NYDEC estimated would cost approximately $53,000,000, but independent parties' estimates were as much as $60,000,000. An alternative remediation approach has been presented to the NYDEC which is estimated to cost approximately $35,000,000. The Company has entered into a preliminary participation agreement with approximately 23 other companies (collectively the 'Pfohl Brothers PRPs') to negotiate jointly with the NYDEC and to pursue jointly non-participating parties. The Pfohl Brothers PRPs currently are negotiating with the NYDEC respecting the appropriate remediation approach to be implemented. At this time, the Pfohl Brothers PRPs have not determined the allocated share of liability for each of the Pfohl Brothers PRPs, but based upon factual submissions, the Company estimates that its allocated share of liability will be between 4% and 5%. To date, the remediation efforts at the Pfohl Landfill have generated twelve lawsuits involving more than 90 plaintiffs who seek recovery either for personal injury as a result of exposure to hazardous materials in the Pfohl Landfill or for property damage as a result of the proximity of their land to the Pfohl Landfill, as well as punitive damages.
    In July 1993, NYDEC issued a demand to the Company and a number of other companies for a remedial investigation and feasibility study ('RI/FS'), and eventual remediation, for a site in Tonawanda, New York ('Roblin Steel Site'). Approximately 150 PRPs, including the Company, have joined in a participation agreement and negotiated with NYDEC an agreed scope of work for the RI/FS. The estimated cost of the RI/FS is $300,000 and the Company's allocated share is approximately 4.5%.
    In March 1994, the Company was notified by NYDEC that the Company was one of approximately 20 PRPs pursuant to NYSCL and CERCLA responsible for past costs incurred and for future remediation costs involving a former solvent and petroleum processing facility in North Tonawanda, New York (the 'Booth Oil Site'). Prior to notifying the PRPs, NYDEC investigated the Booth Oil Site, performed removal actions and issued a Record of Decision which would require on-site incineration of remaining hazardous wastes at an estimated cost of $20,000,000. The PRPs have recommended to NYDEC alternative remediation activities that will reduce the cost of the required site remediation. Although NYDEC has not yet agreed to amend the Record of Decision, during 1996 the NYDEC did allow the PRPs to perform a supplemental remedial investigation to better define the extent and nature of contamination at the Booth Oil Site. Although the supplemental remedial investigation has been completed, the report has not yet been prepared. The PRPs also performed an initial allocation of liability among themselves to apportion the costs of the supplemental remedial investigation and the Company's allocation was 1.3%.
    In  1988,   the  Company   conducted  an   investigation   at  its  Waltham,
Massachusetts facility which indicated the presence of volatile organic compounds and petroleum hydrocarbons in the soil and groundwater, which the Company reported to the Massachusetts Department of Environmental Protection. During 1996, the Company completed a Phase II Comprehensive Site Assessment , the primary objectives of which were to evaluate the nature and extent of contamination and potential risks to health, safety, public welfare and the environment. During 1997, the Company will develop a Phase III Remedial Action Plan to evaluate appropriate response actions. During 1996, the Company was notified by Raytheon Company ('Raytheon') of the Company's potential liability for groundwater contamination at Raytheon's property (the 'Raytheon Site') which adjoins the south property line of the Waltham facility, and was notified by Barry Wright Corporation ('Barry Wright') of the Company's potential joint and several liability with Raytheon for groundwater contamination at property owned by Barry Wright (the 'BW Site') which is south of the Raytheon Site. Raytheon has alleged that it has already spent in excess of $2,500,000 to investigate and remediate groundwater at the Raytheon Site and that the total of all past and future investigation and remediation costs could total approximately $7,000,000. Raytheon has proposed that the Company pay 50% of all such investigation and remediation costs. Barry Wright has alleged that it has already spent approximately $200,000 and will spend an additional $700,000 in the future to investigate and remediate groundwater at the BW Site. Barry Wright has not suggested an apportionment of liability between Raytheon and the Company. Recent communications with Barry Wright indicate that there may in fact be no future costs at the BW Site and that any demand by Barry Wright against the Company may be reduced to participating in past costs only.

NOTE 14.
QUARTERLY
FINANCIAL DATA (Unaudited)


The following is a condensed summary of quarterly results of operations for the years ended December 31, 1996 and 1995 ($000's except per share data):


Quarter                                                       First        Second      Third        Fourth
-----------------------------------------------------------------------------------------------------------
1996:
Net sales                                                  $163,787       $156,691    $161,203     $175,386
Gross margin                                               $ 40,443       $ 38,860    $ 41,994     $ 45,667
Income from operations                                     $ 14,260       $ 12,296    $ 14,495     $ 15,593
Net income                                                 $  5,542       $  4,340    $  5,635     $  5,902
Primary income per share                                   $    .33       $    .26    $    .34     $    .35
-----------------------------------------------------------------------------------------------------------
1995:
Net sales                                                  $160,638       $144,240    $144,911     $162,569
Gross margin                                               $ 38,219       $ 33,782    $ 35,768     $ 40,129
Income from operations                                     $ 12,237       $  9,036    $ 11,741     $ 14,614
Net income                                                 $  4,162       $  1,471    $  3,607     $  5,419
Primary income per share                                   $    .25       $    .09    $    .22     $    .33
-----------------------------------------------------------------------------------------------------------


    Results for 1995 include restructuring charges of $972,000, $589,000 and $24,000 for the first, second and third quarters, respectively, and a credit to restructuring charges of $105,000 for the fourth quarter.
    Earnings per common share were based on the weighted average number of shares outstanding for each period, and the sum of the quarters do not necessarily equal the full year earnings per common share amount.


NOTE 15.
SEGMENT INFORMATION
The Company and its wholly-owned subsidiaries, as worldwide suppliers of automotive parts and automotive related products, are engaged in only one business segment. Geographic areas of operation are the United States (U.S.), United Kingdom, Australia, Mexico and Argentina. Amounts for the U.S. include those of the Company's Mexican subsidiaries which operate as an integral part of the U.S. operations. Geographic distribution of operating data for the years ended December 31, 1996, 1995 and 1994 are as follows ($000's):

                                          U.S.         Foreign     Elimination   Consolidated
---------------------------------------------------------------------------------------------
1996:
Sales to unaffiliated customers        $602,730       $54,337        $    --         $657,067
Transfers between geographic areas        1,670        15,806        (17,476)              --
---------------------------------------------------------------------------------------------
Net sales                              $604,400       $70,143       $(17,476)        $657,067
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

Income before income taxes             $36,384        $ 2,159       $    226         $ 38,769
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

Identifiable assets                    $546,949       $45,980       $(11,358)        $581,571
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

1995:
Sales to unaffiliated customers        $556,194      $56,164        $     --         $612,358
Transfers between geographic areas        1,408       10,339         (11,747)              --
----------------------------------------------------------------------------------------------
Net sales                              $557,602      $66,503        $(11,747)        $612,358
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Income before income taxes             $ 24,262      $ 3,188        $   (639)        $ 26,811
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Identifiable assets                    $546,238      $34,881        $ (7,583)        $573,536
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

1994:
Sales to unaffiliated customers        $285,508      $ 2,438        $     --         $287,946
Transfers between geographic areas           34          192            (226)              --
----------------------------------------------------------------------------------------------
Net sales                              $285,542      $ 2,630        $   (226)        $287,946
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Income before income taxes,
 extraordinary loss and cumulative
 effect of accounting change           $ 28,157      $    59        $     59         $ 28,275
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Identifiable assets                    $541,312      $50,198        $ (7,484)        $584,026
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

    As a tier one or tier two supplier, sales of the Company's products for use by three automotive manufacturers, either as original equipment or as replacement parts, accounted for more than 10% of consolidated net sales for the years ended December 31, 1996 and 1995. Sales to Customer A totaled $146,743,000 and $132,330,000, respectively, or 22%. Sales to Customer B totaled $95,336,000 and $95,910,000, or 15% and 16%, respectively. Sales to Customer C totaled $66,336,000 and $58,376,000, respectively, or 10%. No one customer represented more than 10% of the Company's consolidated net sales for 1994.

To the Stockholders of Stant Corporation:

The Company maintains accounting and related internal control systems which are intended to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records necessary for the preparation of financial information. There are limits inherent in all systems of internal control, and the cost of the systems should not exceed the expected benefits. Through the use of a program of internal audits and through discussions with and recommendations from its independent auditors the Company periodically reviews these systems and controls and compliance therewith.
    The Audit Committee of the Board of Directors, comprised entirely of nonemployee directors, meets regularly with management, the internal auditors, and the independent auditors to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditors and independent auditors have full and free access to the Audit Committee and have discussions regarding appropriate matters, with and without management present.
    The primary responsibility for the integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management. The accompanying consolidated financial statements, notes thereto, and other related information were prepared in conformity with generally accepted accounting principles applied on a consistent basis.



JACK P. REILLY                                   THOMAS K. ERWIN
President and                                     Senior Vice President
Chief Executive Officer                           and Chief Financial Officer



To the Board of Directors and Stockholders of Stant Corporation:

We have audited the accompanying consolidated balance sheets of Stant Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stant Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Cincinnati, Ohio
February 12, 1997















                                       40